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                                                                    Exhibit 99.2


 Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as
       Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002



In connection with the Annual Report of Fresh Del Monte Produce Inc. on Form 20F for the fiscal year ended December 27, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"). I, John F. Inserra, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1943; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Fresh Del Monte Produce Inc.



Date: February 26, 2003               By: /s/ John F. Inserra
                                         ---------------------------------------
                                         John F. Inserra
                                         Executive Vice President and
                                         Chief Financial Officer